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Autopilot 🔖

Autopilot emerges as a transformative force in the realm of home service businesses, offering a comprehensive Field Service Management (FSM) system enriched with robust marketing tools and an integrated phone system. At its core, Autopilot is a Customer Relationship Management (CRM) ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Raised	Days Left
$0	**64**

Launch — 2 $10,000 Min — 3 $250,000 Max

Virtual Business Pitch   Team   About   Communication Channel   Updates

Business Description

A New CRM for Home Service Businesses

Autopilot emerges as a transformative force in the realm of home service businesses, offering a comprehensive Field Service Management (FSM) system enriched with robust marketing tools and an integrated phone system. At its core, Autopilot is a Customer Relationship Management (CRM) solution meticulously crafted to empower businesses in this sector to thrive.



Central to Autopilot's value proposition is its ability to drive sales, streamline lead tracking, automate tasks, and elevate service standards--all within a singular interface. With intelligent sales automation capabilities, Autopilot accelerates deal cycles, ensuring swift conversions and revenue generation. Moreover, the platform's robust reporting and analytics arm businesses with actionable insights, facilitating informed decision-making and strategic planning.

One of Autopilot's pivotal contributions lies in its resolve to alleviate the burden of managing disparate applications. By integrating marketing tools and a powerful phone system, Autopilot empowers businesses to cultivate customer relationships, track crucial metrics such as advertising spend, Customer Acquisition Cost (CAC), Average Job Size (AJS), Lifetime Value (LTV), and foster customer loyalty--all from a centralized hub.

In essence, Autopilot transcends conventional CRM solutions by offering a holistic suite of features tailored to the unique needs of home service businesses. Through its relentless pursuit of simplification, automation, and optimization, Autopilot stands as a catalyst for growth and success in an increasingly competitive landscape.



Security Type:
Equity Security

Price Per Share
$1.25

Shares For Sale
280,000

Post Money Valuation:
$10,350,000

Investment Bonuses!

Time-Based Incentives (Discount applied at time of investing):

Early Bird Bonus: Invest by June 24, 2024 at 11:59pm ET and receive a 20% discount on the share price.

Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)

Deadline:
August   30, 2025

Minimum Investment Amount:
$500

Target Offering Range:
$10,000-$350,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

investment commitments will be cancelled returned to investors.



Problem

Multiple Applications and Hight Costs

Autopilot addresses a critical challenge faced by home service business owners: the burden of managing multiple disparate applications. In today's digital age, these entrepreneurs find themselves juggling numerous tools for sales, lead tracking, task automation, and customer service, leading to inefficiencies and skyrocketing costs. This fragmented approach not only drains resources but also hampers growth potential as valuable time and energy are diverted into navigating complex software ecosystems rather than focusing on core business activities. Managing multiple disparate applications also means high costs to pay for each separate service.

PROBLEM

HSBOs are forced to juggle multiple apps, which is too complicated, and too expensive.

50% of the 2.5 million HBSOs can't afford it.

The other 50%... are juggling multiple apps.

No ability to market to their customers.

Handling phone calls is a nightmare.

Tracking marketing data is nearly impossible.

Expensive & complicated.

I dealt with this for 2 years and 4 months.

HSBO = Home service business owner

Slide 3

Solution

One Central CRM!

Autopilot steps in as a comprehensive solution, offering a unified platform where all essential functionalities are seamlessly integrated, empowering businesses to streamline operations and unlock their full potential.

SOLUTION

From the initial call, to the booking the client, to seeing real data.



64 DAYS LEFT   **Invest Now**

Moreover, Autopilot recognizes the indispensable role of data in driving business success. Yet, amidst the chaos of multiple apps, extracting actionable insights becomes a Herculean task for home service businesses. Autopilot's robust CRM solution not only consolidates essential tools but also provides advanced reporting and analytics capabilities, **enabling businesses to track crucial metrics such as ad spend, Customer Acquisition Cost (CAC), Average Job Size (AJS), Lifetime Value (LTV), and repeat customer rates—all within a single interface.** By simplifying data management and analysis, Autopilot empowers businesses to make informed decisions, optimize strategies, and ultimately, achieve sustainable growth.


SOLUTION
Marketing sequences allow
Marketing Sequences
Default Lead Sequence
Default Client Sequence
SMS Blast
Email Blast
Voicemail Drop
Mail Postcard
Slide 8

Business Model

Subscription-Based Model

Autopilot adopts a subscription-based business model, offering three distinct tiers tailored to cater to the diverse needs of home service businesses. **At $49 per month, the Personal plan** provides essential features for smaller-scale operations, granting access to fundamental CRM tools and basic functionalities. **The Professional tier, priced at $99 per month,** offers an expanded set of capabilities, catering to medium-sized businesses seeking enhanced automation, advanced reporting, and marketing tools to drive growth. For larger enterprises with complex needs, **the Enterprise plan, priced at $149 per month,** delivers a comprehensive suite of premium features, including customizable solutions, dedicated support, and advanced analytics, empowering them to optimize operations and scale efficiently. **This tiered pricing strategy allows Autopilot to accommodate businesses of varying sizes and budgets, ensuring accessibility while providing the flexibility to scale alongside their growth trajectory.**


Personal
Task management, collaboration tools, and basic reporting
Efficient organization and streamlined communication
Users can manage up to 5 projects
$19 /month
Purchase now
Professional
Advanced reporting, priority support, and customization options
Better insights, tailored workflows, and enhanced collaboration
Users can manage up to 15 projects
$49 /month
Purchase now
Enterprise
Real-time analytics, a dedicated account manager, and API access
Project management capabilities and strategic decision-making
Users can manage unlimited projects
$99 /month
Purchase now

Market Projection

Autopilot operates in a burgeoning industry with immense growth potential. **The home service industry, valued at a staggering $657 billion, has demonstrated remarkable resilience and expansion, evidenced by a 30% increase in the past year alone. With approximately 2.5 million home service businesses in the United States alone, the market presents a vast landscape of opportunities for innovative solutions like Autopilot.** As more entrepreneurs recognize the need for streamlined operations and enhanced efficiency in this rapidly evolving sector, Autopilot stands poised to capture a significant share of this lucrative market. By offering a comprehensive CRM solution tailored to the unique needs of home service businesses, Autopilot is well-positioned to capitalize on this growing industry, driving further innovation and reshaping the landscape of field service management.


MARKET
The home services industry is a $657B market. Up 30% in the last year.
$657B TAM
The entire home services industry
$20B SAM
2.5 million home service businesses
$20M SOM
10,000 junk removal companies
Slide 12

Competition


COMPETITION
autopilot
Easy To Use
JOBBER
WORKIZ
Expensive

Traction & Customers

Gaining Great Traction

Autopilot's traction speaks volumes about its market appeal and potential for growth. **With 2,000 eager individuals on their waitlist, 7,000 engaged YouTube subscribers, and a thriving community of 1,900 members on Discord along with a robust Facebook group boasting 32,000 members, Autopilot has already garnered significant interest and support within its target audience.** Moreover, their strategic partnerships with three YouTube channels boasting a combined subscriber base of 56.6k subscribers further solidify their market presence and outreach. This impressive traction underscores the demand for Autopilot's comprehensive solution among home service businesses, positioning the company as a frontrunner in the industry poised for exponential growth.


ONE LAST THING
We have a few partners

64 DAYS LEFT

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Investors

Bootstrapped!

Autopilot has bootstrapped up until this point. The Autopilot team will be using this funding round to complete their alpha and beta testing and to acquire their first 2,000 customers.

ASK

We are raising $250k

This covers us from the alpha and beta testing phases and enough to acquire our first 2,000 customers ($2.5 million per year)

Slide 16

Terms

Autopilot is offering securities in the form of Equity which provides investors the right to Common Stock in the Company.

Target Offering: $10,000 | 8,000 Securities
Maximum Offering Amount: $350,000 | 280,000 Securities
Share Price: $1.25
Type of Offering: Equity
Type of Security: Common Stock
Offering Deadline: August 30, 2025
Minimum Investment: $500.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.00. The Company must reach its Target Offering Amount of $10,000 by August 30, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will

be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

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Andrew Thompson
CEO
Background
Built and sold home service business, and 15 years coding.



Ryan Springer
CTO
Background
BS Mechanical Engineering degree, and over 10 years of coding.

Company Website

Legal Company Name
Autopilot

Location
**11624 JOLLYVILLE RD
APT 233
Ausin, Texas 12345**

Number of Employees
3

Incorporation Type
C-Corp

State of Incorporation
Delaware

Date Founded
December 15, 2023